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Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which Subsidiary Does Business
Information Services Extended, Inc.	Delaware	Information Services Extended; ISx
Information Services Extended, UK Ltd	United Kingdom	Information Services Extended; ISx
Information Services Extended (Finland) Oy	Finland	Information Services Extended; ISx
Information Services Extended, Belgium NV	Belgium	Information Services Extended; ISx
MyAreaGuide.com, Inc.	Nevada	MyAreaGuides; MAG; Area Guides; Area Guides.net
Online Web Marketing, Inc.	Utah	Online Web Marketing; OLWM

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Subsidiaries of Registrant